04054180

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME M-real Corporation

*CURRENT ADDRESS Revontulentie 6
FIN-02100 Espoo
Finland

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3696 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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PROCESSED
JAN 06 2005
THOMSON FINANCIAL

OICF/BY: [signature]

DATE: 1/5/05

M-REAL POSTS A MODERATELY GOOD RESULT DESPITE WEAKENED DEMAND

In 2001 M-real maintained its earnings at a moderately good level despite the sharp weakening in demand for its products. The company adjusted its production and held on to the price level of paper and board even though the price of pulp fell. Earnings were also weakened by the shutdowns required to carry out capital expenditure projects at two paper mills. The company expects the market situation to remain challenging in 2002.

ARS
12-31-01

Key figures:

- Turnover: EUR 6,923 million (5,898)
- Operating profit: EUR 389 million (604)
- Profit before extraordinary items: EUR 154 million (459)
- Earnings per share: EUR 0.55 (2.20)
- Board of Directors' dividend proposal: 0.60 euro
- Return on capital employed: 7.0 per cent (13.5)
- Equity ratio at the end of the period: 30.7 per cent (25.7)
- Gearing ratio: 138 per cent (184)

President and CEO Jouko M. Jaakkola comments thus on the company's financial statements: "For M-real, 2001 was a year of major changes. Following the integration processes, we formed a new company operating under a new name and we carried out major production investments that will improve our competitiveness in the years ahead. In mid-year a sudden downturn took place in the business cycle of the paper and board industry as the outlook for the world economy weakened substantially. This development had an inevitable impact on the demand for our products and on our profitability in 2001."

"In a difficult market situation, M-real nevertheless did not accept low-price orders, but scaled back its production and succeeded in maintaining average prices in its main product areas at a reasonable level. This change in the traditional price linkage of pulp and paper is to the advantage of both M-real and our customers," adds Mr Jaakkola.

Demand for M-real's paper products (coated and uncoated fine paper) picked up somewhat towards the end of 2001. Demand for fine papers over the whole year was markedly weaker than a year ago. M-real's deliveries of folding boxboard nevertheless grew in 2001, though demand in western Europe did weaken slightly. Demand for tissue grades remained stable.M-real estimates that the business cycle outlook for the paper and board industry in 2002 will be weak, as it was last year.

M-REAL CORPORATION

Veli-Matti Mynttinen
Executive Vice President & CFO

For additional information please contact: Jouko M. Jaakkola, President & CEO, M-real Corporation, tel. +358 10 469 4118, mobile +358 50 2261 or Veli-Matti Mynttinen, Executive Vice President & CFO, M-real Corporation, tel. +358 10 469 4655, mobile +358 50 2895

2001 FINANCIAL STATEMENTS OF M-REAL CORPORATION

THE MARKET

In M-real's core business areas, the market situation for different paper grades was difficult in 2001. Demand for fine papers was markedly weaker than it was a year ago. Demand for coated magazine paper did not go into decline until the second quarter of the report year. Deliveries of liner and fluting were also lower than in the previous year. Folding boxboard sales, however, held up well throughout the year. Demand for tissue products also remained stable.

Deliveries of coated magazine paper, by the mills in Western Europe, declined by 6 per cent on the previous year. Average selling prices, however, were 6 per cent higher than a year ago thanks to price increases put through at the end of 2000.

Deliveries of coated fine paper, by the mills in Western Europe, fell by 7 per cent, with uncoated fine paper down 8 per cent. Despite the downward pressure on prices due to weak demand, the price level remained relatively stable. The average prices of coated fine paper were 1per cent lower than they were a year ago, with uncoated fine paper 3 per cent lower than in the previous year.

In Western Europe, demand for folding boxboard weakened somewhat compared with 2000, but M-real's deliveries were up 6 per cent. The price level remained stable and was, on average, 2 per cent higher than a year earlier. The average prices of liner and fluting too were 23 per cent higher than they were a year ago.

In the latter months of the year, demand for paper products grew somewhat on a seasonal basis and deliveries of both fine paper and magazine paper increased in the last quarter of the year compared with the third quarter.

TURNOVER AND EARNINGS

M-real's consolidated turnover in 2001 was EUR 6,923 million (5,898 million in 2000). Acquisitions increased turnover by EUR 1,750 million. In comparable terms, turnover fell by 9 per cent. Exports and sales by subsidiaries abroad accounted for 93 per cent of turnover (91%).

M-real's deliveries of paper and board totalled 4.7 million tonnes (4.1 million). As a consequence of weakened demand, major production curtailments had to be carried out at the Group's mills. Comparable delivery volumes dropped by 400,000 tonnes, or 14 per cent.

The Group's operating profit was EUR 389 million (604), or 5.6 per cent of turnover (10.2). Profitability declined in all M-real's business areas with the exception of Metsä Tissue. In addition to lower demand, the investment shutdowns at Kangas and Husum and the start-up costs after completion of the investments cut into profitability. In addition, operating profit was burdened by about EUR 40 million of non-recurring provisions for costs and write-downs on asset items. About EUR 35 million of this amount is allocated to the last quarter of the year.

The price of pulp fell sharply during the year, but the price drop came to a halt and began to rise during the late months of the year. The price of pulp was on average 16 per cent lower than it was a year ago.

M-real's profit before extraordinary items was EUR 154 million (459).

The Group's net financial expenses were EUR 235.2 million (145.5). A major factor that added to financial expenses is the interest costs of financing acquisitions. Second-quarter financial expenses include a non-recurring item of EUR 10 million for share issue expenses. The company decided to provide for the repayment of the five-year converted subordinated capital notes issued in October 1997 to a total amount of USD 350 million by periodizing the exchange rate difference calculated at the rate on the balance sheet date, EUR 87 million, over the last year of the loan period (1 October 2001 - 1 October 2002). Accordingly, the Group's financial expenses for the fourth quarter include EUR 21.7 million of the exchange rate difference on the capital notes.

Hedging income of EUR 9 million has been booked on foreign currency derivatives hedging sales revenues (EUR 24 million of hedging expenses in 2000). The United States dollar strengthened by 5 per cent, and the British pound by 2.5 per cent, compared with the previous turn of the year. The average exchange rate of the dollar was 3 per cent higher than in 2000, whereas the pound was 2 per cent lower.

A second-quarter capital gain of EUR 152 million on the sale of MD Papier and a third-quarter capital gain of EUR 31 million on the sale of shares in Noviant were booked to extraordinary income.

Net profit for the financial year was EUR 212.2 million (339.7). Taxes, including the change in the deferred tax liability and taxes on extraordinary income, were EUR 115.0 million (183.0).

Earnings per share were EUR 0.55 (2.20). The return on capital employed was 7.0 per cent (13.5%).

The expenses of winding up the Silverdalen paper mill, about EUR 20 million, will be covered through an expense provision that was made in connection with the acquisition of Modo Paper. The restructuring charge for Zanders, about EUR 23 million, and an additional provision of EUR 20 million for the competition infringement fine which the EU imposed on Zanders, are included in the purchase cost calculation. The provisions will be expensed as amortization of goodwill to the extent that the purchase cost exceeds the company's shareholders' equity.

FINANCING

Interest-bearing net liabilities at the end of the financial year stood at EUR 3,305 million (3,693 million at 31 December 2000). The Group's cash flow from operations was EUR 873 million (522).

The equity ratio at the end of the year was 30.7 per cent (25.7) and the gearing ratio was 138 per cent (184). As a departure from previous practice, the convertible subordinated capital notes are included in interest-bearing liabilities in calculating key ratios.

The Group's liquid funds and investments totalled EUR 273 million at the end of the year (289). In addition to these, at the balance sheet date the Group had available committed credit facility agreements, in an amount of about EUR 1.4 billion. To cover its short-term financing needs, the Group was able to make use of domestic and international non-binding commercial paper programmes and credit facilities to a total value of about EUR 0.9 billion.

At the close of the year, 28 per cent of the Group's long-term loans were denominated in foreign currencies. Of the loans, 75 per cent was subject to variable interest rates and the rest to fixed interest rates. The average interest rate on the loans was 4.6 per cent at the end of 2001 and their average maturity was 5.7 years.

In April, the company's share capital was raised through a rights issue by issuing 40 million Series B shares. The proceeds of the share issue went towards repaying the debt assumed in making the Modo Paper acquisition.

At the end of June, an agreement was signed whereby M-real and certain of its subsidiaries agreed to sell their trade receivables to a third party under the terms of a continuing and irrevocable transaction (securitization). In December, the agreement was expanded. The net effect of the sale of receivables was a reduction of EUR 177 million in total assets at the end of December.

During the first half of the year, both Standard & Poor's and Moody's Investor Service lowered the company's credit rating. Standard and Poor's rating for M-real's long-term loans is BBB– (BBB) and for short-term loans A3, with a neutral outlook. Moody's rating for long-term loans is Baa3 (Baa2) and for short term loans P3 (P2), with a negative outlook.

BOARD OF DIRECTORS AND AUDITORS

The Annual General Meeting held on 2 April 2001, re-elected the following persons to seats on M-real's Board of Directors for a term extending up to the next Annual General Meeting: Timo Haapanen, Asmo Kalpala, Erkki Karmila, Runar Lillandt, Matti Niemi, Antti Oksanen (Chairman of the Board), Antti Tanskanen and Arimo Uusitalo (Vice Chairman of the Board).

The firm of public accountants SVH Pricewaterhouse Coopers Oy and Ilkka Haarlaa, M.Sc.(Econ.), Authorized Public Accountant, were elected as the company's auditors.

SHARES

Turnover of M-real Series B shares on Helsinki Exchanges was EUR 484 million, or 52.5 per cent of the average shares outstanding during the report period. The market capitalization of the Series A and B shares at 31 December 2001 totalled EUR 1,243 million.

At 31 December 2001, Metsäliitto Osuuskunta owned 38.3 per cent of M-real Corporation's shares and 63.3 per cent of the voting rights conferred by these shares. International investors owned 36.7 per cent of the shares.

The Annual General Meeting resolved on 2 April 2001, to increase the share capital through a rights issue by a maximum of EUR 59,500,000 by issuing a maximum of 35,000,000 new Series B shares with a nominal value of EUR 1.70. The subscription price of the offer shares was set at EUR 7.00. In addition, the Annual General Meeting passed a resolution to grant the Board of Directors a share issue authorization to issue a maximum of 5,000,000 Series B shares. On the basis of the authorization, the share capital could be increased by a maximum of EUR 8,500,000.

All 35,000,000 Series B shares were subscribed for in the offering. The increase in the share capital was entered in the Trade Register on 5 April 2001. The Board of Directors exercised its share issue authorization and issued a further 5,000,000 Series B shares, all of which were subscribed for at a price of EUR 7.00. The increase in the share capital was entered in the Trade Register on 10 April 2001.

The increase in shareholders' equity from the proceeds of the share issue was EUR 280.0 million. The share capital rose by EUR 68.0 million to EUR 304.3 million. At the end of the year there were 142,658,875 Series B shares and 36,340,550 Series A shares, or a total of 178,999,425 shares.

The Board of Directors does not have valid authorizations to issue shares, convertible bonds or bonds with warrants.

CAPITAL EXPENDITURES

M-real's total capital expenditures during the report period amounted to EUR 605 million. In addition, the purchase price of the shares in Zanders and the other acquired companies includes a payment of EUR 135 million.

The investment projects at the Kangas and Husum paper mills, where the production of one machine at both mills was converted to coated paper, was seen to completion during the first half of the year. Joutseno's new chemithermomechanical pulp (CTMP) mill with and annual capacity of over 200,000 tonnes came on stream in August. The total price tag of the investments at Kangas and Joutseno was EUR 230 million and the outlay on Husum was EUR 290 million.

The new fibreline at Metsä-Botnia's Joutseno pulp mill started up in May. The investment had a total cost of EUR 200 million.

The investment projects for rebuilding the board machines that were launched at the Kyro and Äänekoski board mills in the first part of the year are moving ahead according to plan. M-real does not have other major investments that were in progress.

Metsä-Botnia decided in December on modernizing the evaporation plant of the Kemi pulp mill at an investment cost of about EUR 40 million. The project will be completed in spring 2003. During 2001, decisions have not been taken on other major new capital expenditure projects.

ACQUISITIONS AND DIVESTMENTS

The transaction between M-real and International Paper concerning about 72 per cent of the shares in Zanders Feinpapiere AG received approval by the EU Commission on 18 December 2000 and came into force on 3 January 2001. On 9 March 2001, M-real announced that it was making a mandatory offer to the remaining shareholders of Zanders in accordance with the provisions of the German Takeover Code. The mandatory offer was in effect from 14 March to 11 May 2001. As a consequence of purchases in the equity markets and the mandatory offer, M-real's holding in Zanders was 99.3 per cent at 31 December 2001. During the report period, purchases of Zanders shares have amounted to a total of EUR 112 million. M-real intends to redeem the remainder of the Zanders shares during 2002 by virtue of the rights conferred by German corporate legislation.

On 31 January 2001, the EU Commission handed down its final decision blocking the sale to SCA of the Metsä Tissue shares owned by M-real.

The transaction announced by M-real on 4 May 2001, whereby the company agreed to purchase S.A. Meulemans N.V. and S.A. Meulemans Luxembourg N.V. entered into force on 1 July 2001 after receiving approval from the competition authorities. The debt-free purchase price of the acquired companies was EUR 38 million.

At the end of June, M-real sold its 50 per cent holding in MD Papier GmbH (Plattling and Dachau mills) to Myllykoski Oyj. The sales price of the shares was EUR 300 million, resulting in an after-tax gain on the transaction of EUR 98 million.

The sale of a minority holding in Noviant Oy to the American company J.M. Huber Corp for a price of EUR 41 million was carried out on 4 July 2001, when the competition authorities approved the transaction. M-real realized an after-tax capital gain of EUR 22 million on the deal.

OTHER STRUCTURAL ARRANGEMENTS

Towards the end of the year, M-real founded the subsidiary M-real Forestia Oy. Forests and land areas totalling about 112,500 hectares (277,000 acres) owned by M-real were transferred to the company, with the exception of plant sites. Later on, forests that are owned or managed by Metsäliitto Group are to be transferred to the company. The objective of M-real and Metsäliitto is to develop the new company into an investment alternative for both forest-owning companies, institutions and retail investors.

In November, it was decided to close the Silverdalen paper mill in Sweden owing to the prolonged unprofitability of its operations. The mill's operations will be wound up by the end of March 2002. The Silverdalen mill's annual capacity is about 120,000 tonnes of coated fine paper, and the mill employs about 200 people. The costs of closing the Silverdalen mill are about EUR 20 million.

As part of Zanders' development programme, M-real ended production at one paper machine at Zanders' Gohrsmühlen mill in Bergisch Gladbach, Germany. The machine had an annual capacity of 25,000 tonnes.

RESEARCH AND DEVELOPMENT

During the year, M-real's research activities have been centralized within four technology centres located in Kirkniemi and Äänekoski, Finland, Örnsköldsvik, Sweden and Bergisch Gladbach, Germany.

Research efficiency has been stepped up by carrying out numerous synergy projects connected with the processes involved in integrating acquisitions. A number of R&D-supported product development programmes have also been carried out during the year.

Among the most important results of the development activities were the products and process-related chemistry of Joutseno's CTMP mill that went into operation in August. Among the development programmes for coated paper completed during the year were the Galerie One concept at Kangas and the change in the production orientation of Husum's PM 8 from uncoated fine paper to coated Galerie Fine paper.

Development work aimed at assisting the packaging board mills in specializing in selected end-user segments moved ahead. In the manufacture of packaging, the focus was on carrying out a consumer packaging strategy.

Co-operation with research institutes and universities supports the company's own research activities. A five-year research co-operation agreement was concluded with the Helsinki University of Technology with the aim of surveying basic questions connected with the manufacture of paper and board.

ENVIRONMENT

For M-real, responsible management of environmental affairs is an essential part of business operations. It increases the company's attractiveness as an employer and a partner in co-operation.

Joutseno's new CTMP mill as well as the capital expenditures on the modernized paper machines at Husum and Kangas were carried out using the best available technology (BAT), which makes possible good environmental performance for years ahead. In addition, the modernized waste water treatment plant at the Hallein mill became operational. The environmental investments for these projects came to a total of about EUR 46 million.

To improve the environmental information given on products, M-real introduced the Paper Profile environmental product declaration (ympäristötuoteseloste). In 2002 M-real will publish a separate environmental report.

THE COMPANY'S NEW NAME AND ORGANIZATION

At the Annual General Meeting held on 2 April 2001, members passed a resolution that the company's business name is M-real Oyj, and M-real Corporation in English.

M-real overhauled its organization by strengthening its marketing and sales resources as well as operational control. The purpose of the change is to give operations a stronger customer and end-use focus. In line with the basic policy of this strategy, M-real's business areas are Commercial printing, Home & Office, Publishing, Consumer packaging and the Map Merchant Group. These business areas will be assisted by centralized operational support functions. The new organization came into force on 1 October 2001.

M-real's Board of Directors appointed Jouko M. Jaakkola as the company's new president and CEO. The appointment became effective 1 December 2001. Jouko M. Jaakkola served as the CEO's substitute up to 30 November 2001. The company's executive vice presidents are Aarre Metsävirta and Veli-Matti Mynttinen.

PERSONNEL

In 2001, the M-real Group employed an average of 22,237 people (17,351). The payroll at the end of the year was 21,515 employees (19,532), of whom 6,091 worked in Finland (6,068) and 15,424 worked outside Finland (13,464).

The net increase in personnel, due to acquisitions and divestments, was 2,437 employees compared with the figure at the end of the previous year. As a result of efficiency-boosting measures, the number of personnel was reduced by 454 employees.

The Group's payroll includes 50 per cent of the personnel at the Albbruck mill and 47 per cent of Metsä-Botnia's personnel.

LITIGATION

Following the entry into force of the purchase of a majority holding in Zanders Feinpapiere AG, it was revealed that a salaried employee of the company had misappropriated the company's funds by overstepping his authorization as well as made speculative foreign exchange derivative agreements by, among other things, investing EUR 16 million of the company's funds in pension insurance policies on behalf of unknown private individuals. Zanders has undertaken civil and criminal legal measures to secure the return of the lost funds, and M-real has presented the seller of the shares, International Paper Company, with a request to take the loss resulting from the misappropriation into account in the final purchase price of the shares on the basis of the purchase agreement.

The EU Commission announced on 20 December 2001, that it had issued its decision in the cartel case relating to self-copying paper grades and imposed a fine of EUR 29.76 million on Zanders for infringement of EU competition laws during 1992 - 1995. M-real will decide whether it will appeal the decision when the grounds for the decision are made available to the company.

EVENTS AFTER THE CLOSE OF THE FINANCIAL PERIOD

M-real, UPM-Kymmene, Metsäliitto Osuuskunta and Metsä-Botnia have 23.1.2002 entered into a Letter of Intent on the spinning out of the Metsä-Botnia's Kemiart Liner business, which is located in Kemi, Finland, into a company that will be independent of Metsä-Botnia and have the same shareholding structure as Metsä-Botnia.

M-real, UPM-Kymmene and Metsäliitto Osuuskunta have also agreed that should no other solution be reached during Kemiar Liner's strategy study, M-real will have a purchase option on the Kemiart Liner shares which are owned by UPM-Kymmene and Metsäliitto Osuuskunta, and UPM-Kymmene and Metsäliitto Osuuskunta will similarly have an option to sell their stakes to M-real. The options period will expire by the end of 2004.

OUTLOOK FOR THE CURRENT YEAR

During the report year, economic growth slowed down markedly, first in North America and then in Europe. In Asia economic growth continued at the previous year's level.

At present, the economic outlook is very uncertain, and there are no signs of a rapid turn for the better. The general forecast is that economic growth in the current year will be even lower than last year's.

Demand for M-real's main products is forecast to remain on average at last year's level. The prevailing overcapacity in the European paper market compared with present demand will force the company to undertake substantial production curtailments this year too. Accordingly, it is estimated that the capacity utilization rate will be low, as it was in 2001.

The cost savings that will be obtained from the rationalization measures that have been carried out and are in progress within the Group will begin to show up more strongly in the consolidated result in the second half of the year.

Espoo, February 2002

Board of Directors

PROFIT ANALYSES OF THE BUSINESS AREAS

Commercial printing

The mills of the Commercial printing business area suffered from weak demand throughout the year, and capacity utilization rates were very low. Despite downward pressure on prices due to weak demand, the fall in prices remained fairly minor.

The profitability of the business area weakened substantially during the report period compared with the previous year. Operating profit was EUR 40.2 million (158.8). As a ratio of turnover, operating profit fell from 12 per cent a year earlier to 3 per cent. Operating profit was weakened above all by lower demand and the resultant major production curtailments. The most important single factor that lowered earnings in the report period was the investment shutdown at the Kangas paper mill and the costs of starting up the new production line. Thanks to the Modo Paper units, turnover grew by 9 per cent and was EUR 1,400 million (1,285).

Mill deliveries of coated fine paper in western Europe fell by 7 per cent during the report period compared with the previous year. M-real's delivery volumes were up 10 per cent, but comparable delivery volumes declined by 16 per cent. The main factors behind this were the weaker demand and the investment shutdown at Kangas. The average running time of the business area's paper machines was 6 weeks shorter than a year ago, and the capacity utilization rate fell to 80 per cent (92). Selling prices fell slightly throughout the year but nevertheless stabilized towards the end of the year. Selling prices in euros were on average one per cent lower than they were a year earlier.

In the last quarter of the year the delivery volume grew by 5 per cent on the third quarter and profitability improved markedly.

Home & Office

In the Home & Office business area demand began to weaken during the second quarter, sliding sharply in the third quarter. Demand picked up slightly towards the end of the year.

The business area's operating profit during the report period was EUR 84.7 million (66.9). The increase in operating profit came from the Modo Paper units and stronger selling prices for office papers. As a ratio of turnover, operating profit remained at the previous year's level of 10 per cent. Thanks to Modo Paper, turnover grew by 30 per cent and was EUR 875 million (667).

Demand for uncoated fine paper in western Europe weakened and deliveries by European producers declined by 8 per cent compared with the previous year. M-real's delivery volume grew by 40 per cent owing to the acquisition of Modo Paper, but in comparative terms the delivery volume declined by 22 per cent. The fall in the delivery volume was largely attributable to the change in the production orientation of PM 8 at Husum, which went over to manufacturing coated grades. The average running time of the paper machines was 5 weeks shorter than in 2000 and the capacity utilization rate fell to 86 per cent (96). Selling prices declined slightly all through the report year, but the slide in prices slowed down towards the end of the year. Euro-denominated selling prices were on average 3 per cent higher than they were in 2000.

In the last quarter the delivery volume increased by 13 per cent on the previous quarter and profitability improved somewhat.

Publishing

The report year for the Publishing business area was impacted strongly by the deterioration in demand, Husum's PM 8 capital expenditure and the divestment of the Plattling and Dachau mills.

The business area had operating profit during the report period of EUR 114.1 million (221.6). The weakening in operating profit was due to the fall in demand for magazine papers, the divestment of MD Papier GmbH (the Plattling and Dachau mills) in mid-year as well as the production losses and non-recurring expenses resulting from the investment shutdown of Husum's PM 8. As a ratio of turnover, operating profit during the report period fell from the previous year's 25 per cent to 14 per cent. Turnover was down 9 per cent to EUR 814 million (897).

Mill deliveries of coated magazine paper (LWC) in western Europe fell by 6 per cent during the report period compared with the previous year. M-real's delivery volumes declined by 13 per cent and the capacity utilization rate weakened markedly. The fall in the comparative delivery volume was 11 per cent. The running time of the paper machines, not counting Husum's Paper Machine 8, was on average three weeks shorter than last year and corresponded to an 87 per cent capacity utilization rate (93). Selling prices remained fairly stable during the year and were on average 6 per cent higher than they were a year ago.

Fourth-quarter deliveries were up about 6 per cent and profitability improved somewhat compared with the third quarter.

Consumer packaging

Demand for folding boxboard in the Consumer packaging business area held steady throughout the report year. Deliveries of liner and fluting grades, however, fell markedly short of last year's volumes.

The business area posted operating profit of EUR 130.0 million (179.3). The weakening in profitability was attributable to higher costs than a year ago as well as to the lower delivery volumes of fluting and linerboard. Turnover totalled EUR 951 million (900). Operating profit was 13.7 per cent of turnover (19.9).

Despite the general weakening in demand in the industry, M-real's deliveries of folding boxboard increased by 6 per cent in western Europe, but deliveries to the United States and Asia were lower than they were a year earlier. The growth in the aggregate delivery volume was 4 per cent. Average selling prices were about 2 per cent higher than they were a year earlier.

Demand for wallpaper base remained weak and the delivery volume was 8 per cent lower than the figure a year earlier. Selling prices remained at the previous year's level.

Linerboard demand was lower than a year ago and production in the field has been adjusted to the level of demand. The Group's delivery volume was 4 per cent lower than a year earlier, but selling prices were on average 3 per cent higher than in 2000.

Demand for fluting was markedly weaker than it was a year ago. M-real's delivery volume fell 7 per cent. Selling prices fell somewhat during the year, but average selling prices were about 2 per cent higher than a year ago.

Fourth-quarter profitability was at the level of the third quarter. Major changes did not take place in the volumes of folding boxboard delivered, but deliveries of liner and fluting increased markedly compared with the previous quarter. Selling prices within all product groups remained at the level of the third quarter.

Map Merchant Group

The reporting year of the Map business area was tinged by a tough market situation as well as the integrating and reorganizing functions.

Map reported an operating loss of EUR 3.6 million (operating profit of 20.4 million in 2000). Turnover was EUR 1,636 million (1,148). The growth in turnover was due entirely to the acquisition of Modo Paper's merchanting operations in mid-2000.

The profitability of merchanting operations was weakened by lower delivery volumes and sales margins due to weakened demand. In addition, the generally tighter economic situation brought an increase in credit losses. In the last quarter non-recurring cost provisions and write-downs on asset items, totalling to EUR 20 million, were made as part of the reorganization of operations. Thanks to the rationalization and reorganization measures that have already been carried out, operating costs diminished compared with the previous year. The cost savings from these measures will increase during 2002 and 2003.

Delivery volumes during the report year totalled 1,345,000 tonnes, down 7 per cent on the comparable delivery volumes in 2000. In the fourth quarter, delivery volumes nevertheless increased somewhat compared with the third quarter. Towards the end of the year, price increases were also put through in some countries.

M-real's paper merchanting division took the name Map Merchant Group at the beginning of June.

Zanders

Zanders' first year of operation as part of M-real unfolded against the backdrop of a weak market situation and reorganization measures. Zanders' integration into M-real has progressed according to plans. The benefits of the integration will begin to be realized during the current year.

Zanders reported operating profit of EUR 0.2 million. Turnover was EUR 513 million and the delivery volume was 360,000 tonnes. Deliveries declined by 16 per cent on 2000 as a consequence of weak demand and the very low capacity utilization rate, 78 per cent. In 2000 Zanders' capacity was nearly in full use.

Zanders' reorganization and measures aimed at boosting operational efficiency continued throughout the report period. The number of products has been trimmed a good deal and operational structures have been simplified. The company launched an operational development and cost-cutting programme with the aim of reducing staff levels by nearly 800 employees by the end of 2003. The development programme also includes EUR 65 million of capital expenditures for improving the cost-effectiveness of the mills.

Demand and profitability remained evenly weak all through the year, and the last quarter did not bring an improvement in the situation, either. Deliveries fell by nearly 4 per cent on the third quarter.

Metsä Tissue Corporation

Metsä Tissue's profitability improved substantially thanks to the efficiency boosting and price increases that were carried out in the report year.

Metsä Tissue reported operating profit of EUR 36.5 million (an operating loss of EUR 11.9 million in 2000). Profitability was improved by boosting operational efficiency and through increases in selling prices. The fall in the prices of the main raw materials – pulp and recycled fibre – has also improved profitability. The downward trend in the prices of raw materials came to a halt in the last quarter and began to rise slightly.

Operating profit was burdened by an EUR 6.1 million cost provision for the reorganization of operations that is to be carried out in 2002 and 2003. EUR 2.1 million of the provision was booked in the last quarter and EUR 4.0 million in the third quarter.

Turnover was up 7 per cent to EUR 650 million (609). Of the growth in turnover, 2 per cent came from increased sales volumes and 5 per cent from higher selling prices.

Tissue products have continued to enjoy good demand. The growth in the sector's markets in Metsä Tissue's market areas is nevertheless very subdued. Metsä Tissue achieved a stronger position for its own trademarks within both consumer and Away-from-Home products during the report year.

In the last quarter Metsä Tissue's profitability, taking into account non-recurring provisions for costs, was at the level of the third quarter. Delivery volumes and selling prices also remained at the same level.

During the report year Metsä Tissue Corporation's share price on Helsinki Exchanges registered a high of EUR 12.00 and a low of EUR 6.70. The average share price was EUR 8.38. The share price at the end of the report period was EUR 8.77. Turnover of Metsä Tissue shares in January – December was EUR 14.1 million, representing 5.6 of the total number of shares outstanding. The company's market capitalization at the end of the report period was EUR 263 million. M-real Corporation owns 65.6 per cent of Metsä Tissue's shares. Foreigners held 22.9 per cent of the shares at the end of the report period.

M-REAL-GROUP (all figures unaudited)

PROFIT AND LOSS ACCOUNT (EUR million)	1-12/01	%	1-12/00	%	Change	%
Turnover	6 923,3	100,0	5 897,8	100,0	1 025,5	17,4
Interest in associated companies	4,5		10,1		-5,6	
Other operating income	71,2		62,7		8,5	
Operating expenses	6 131,4		5 011,1		-1 120,3	
Depreciation	478,4		355,5		-122,9	
Operating profit	389,2	5,6	604,0	10,2	-214,8	-35,6
Net exchange gains/losses	-22,7		-8,0		-14,7	
Other financial income and expenses	-212,5	-3,4	-137,5	-2,5	-75,0	
Profit before extraordinary items	154,0	2,2	458,5	7,8	-304,5	-66,4
Extraordinary items	183,3		57,5		125,8	
Profit before taxes and minority interest	337,3	4,9	516,0	8,7	-178,7	-34,6
Taxes	-115,0		-183,0		68,0	
Minority interest	-10,1		6,7		-16,8	
Profit for the period	212,2	3,1	339,7	5,8	-127,5	-37,5

M-REAL -GROUP (all figures unaudited)

BALANCE SHEET (EUR million)	12/2001	%	12/2000	%
Assets				
Fixed assets	5 164,4	66,0	4 977,6	63,8
Current assets				
Inventories	877,5	11,2	844,8	10,8
Other current assets	1 512,0	19,3	1 686,5	21,6
Liquid funds	273,4	3,5	288,9	3,7
Total	7 827,3	100,0	7 797,8	100,0
Liabilities				
Shareholders´ equity	2 651,2	33,9	2 262,9	29,0
Minority interest	59,6	0,8	52,4	0,7
Provisions for liabilities and charges	113,9	1,4	72,8	0,9
Long-term liabilities	2 919,6	37,3	2 978,6	38,2
Short-term liabilities	2 083,0	26,6	2 431,1	31,1
Total	7 827,3	100,0	7 797,8	100,0

M-REAL -GROUP (all figures unaudited)

CASH FLOW STATEMENT, EUR million	1-12/01	1-12/00
Profit before extraordinary items	154,0	458,5
Depreciation	478,4	355,5
Taxation	-45,2	-154,6
Other changes	20,6	32,4
Funds from operations	607,8	691,8
Change in working capital 1)	265,4	-169,8
Cash flow from operations	873,2	522,0
Gross capital expenditures 2)	-740,0	-2 150,0
Disposals and other changes in fixed assets	278,5	105,9
Cash flow after capital expenditure	411,7	-1 522,1
Share issue	280,0	0,0
Interest-bearing net debt of companies acquired and divested	-219,8	-635,8
Dividend	-83,4	-64,4
Change in interest-bearing liabilities	388,5	-2 222,3
(+ decrease / - increase)		

1) Incl. the effect of securitizing accounts receivable.
2) Excl. interest-bearing net debt of acquired companies.

M-REAL -GROUP (all figures unaudited)

KEY FIGURES	1-12/01	1-12/00
Earnings per share, EUR (diluted 1-12/01; 0.53 EUR)	0,55	2,20
Return on capital employed, %	7,0	13,5
Return on equity, %	4,7	15,5
Gross capital expenditures, EUR million 1)	740	2150
Personnel, average	22 237	17 351
	12/01	12/00
Shareholders´ equity per share, EUR	13,08	14,05
Equity ratio, %	30,7	25,7
Gearing ratio, %	138	184

1) Excl. interest-bearing net debt of acquired companies.

Securities and guarantees, EUR million	12/01	12/00
For own loans	329	334
For associated companies	1	0
For affiliated companies	5	6
For others	31	194
Total	366	534

Open derivative contracts, EUR million	12/01	12/00
Interest rate derivatives	10 816	1 711
Currency derivatives	3 368	2 374
Equity derivatives	0	0
Total	14 183	4 084

The fair value of open derivative contracts calculated at market value at the end of the review period was -1.6 EUR million (12.1).

M-REAL -GROUP

Quarterly data

TURNOVER EUR Million	Quarters I - IV 2001	2000	Quarterly IV 01	III 01	II 01	I 01	IV 00	III 00	II 00	I 00
Commercial printing	1 400,1	1 285,3	354,1	333,0	329,9	383,1	416,8	432,6	221,1	214,8
Home & Office	875,1	666,8	223,7	185,6	220,7	245,1	282,4	298,8	43,8	41,7
Publishing	813,7	896,7	181,6	168,7	218,9	244,5	245,4	228,6	213,4	209,3
Consumer packaging	951,3	899,5	242,7	231,0	236,2	241,4	239,4	233,3	212,0	214,8
Map Merchant Group	1 635,6	1 148,0	389,3	387,0	416,9	442,4	469,7	433,8	118,0	126,5
Zanders	512,9		120,1	126,0	128,8	138,0				
Metsä Tissue	649,6	609,2	163,2	161,1	163,0	162,3	160,4	156,5	144,8	147,5
Internal sales and other operations	85,0	392,3	27,0	8,6	41,2	8,2	12,3	55,7	169,8	154,6
GROUP TOTAL	6 923,3	5 897,8	1701,7	1601,0	1755,6	1 865,0	1 826,4	1 839,3	1 122,9	1 109,2

OPERATING PROFIT AND RESULT EUR Million	Quarters I - IV 2001	2000	Quarterly IV 01	III 01	II 01	I 01	IV 00	III 00	II 00	I 00
Commercial printing	40,2	158,8	22,5	9,5	-7,1	15,3	36,4	60,1	29,4	32,9
Home & Office	84,7	66,9	10,3	4,3	22,4	47,7	25,4	41,1	1,3	-0,9
Publishing	114,1	221,6	19,9	16,4	31,7	46,1	59,0	67,5	43,7	51,4
Consumer packaging	130,0	179,3	28,0	29,3	26,4	46,3	45,6	59,8	30,3	43,5
Map Merchant Group	-3,6	20,4	-14,4	-3,6	4,8	9,6	8,5	8,2	1,5	2,2
Zanders	0,2		-2,0	4,1	-3,6	1,7				
Metsä Tissue	36,5	-11,9	13,8	11,2	7,1	4,4	0,3	0,9	-9,8	-3,3
Other operations	-12,9	-31,0	-5,8	22,6	-33,9	4,2	-9,5	3,8	-14,3	-11,0
OPERATING PROFIT	389,2	604,0	72,3	93,8	47,8	175,3	165,7	241,5	82,0	114,8
% of turnover	5,6	10,2	4,3	5,9	2,7	9,4	9,1	13,1	7,3	10,3
Net exchange gains/losses	-22,7	-8,0	-19,9	-3,0	0,1	0,1	-6,5	6,3	-4,3	-3,5
Other financial income and expenses	-212,5	-137,5	-46,8	-47,4	-62,1	-56,2	-41,0	-56,9	-18,9	-20,7
PROFIT BEFORE EXTRAORDINARY ITEMS	154,0	458,5	5,6	43,4	-14,2	119,2	118,2	190,9	58,8	90,6
% of turnover	2,2	7,8	0,3	2,7	-0,8	6,4	6,5	10,4	5,2	8,2

OPERATING PROFIT, %	Quarters I - IV		Quarterly							
	2001	2000	IV 01	III 01	II 01	I 01	IV 00	III 00	II 00	I 00
Commercial printing	2,9	12,4	6,4	2,9	-2,1	4,0	8,7	13,9	13,3	15,3
Home & Office	9,7	10,0	4,6	2,3	10,2	19,4	9,0	13,8	3,0	-2,2
Publishing	14,0	24,7	11,0	9,7	14,5	18,9	24,0	29,5	20,5	24,6
Consumer packaging	13,7	19,9	11,5	12,7	11,2	19,2	19,1	25,6	14,3	20,3
Map Merchant Group	-0,2	1,8	-3,7	-0,9	1,2	2,2	1,8	1,9	1,2	1,7
Zanders	0,0		-1,7	3,3	-2,8	1,2				
Metsä Tissue	5,6	-1,9	8,5	7,0	4,4	2,7	0,2	0,6	-6,8	-2,2
GROUP TOTAL	5,6	10,2	4,3	5,9	2,7	9,4	9,1	13,1	7,3	10,3

M-REAL -GROUP

KEY FIGURES	Turnover EUR million		Operating profit EUR million		Operating profit %		Capital employed average, EUR million		Return on capital employed, %		Personnel, average	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Commercial printing	1 400,1	1 285,3	40,2	158,8	2,9	12,4	1 386,6	982,3	3,0	16,9	4 101	3 017
Home & Office	875,1	666,8	84,7	66,9	9,7	10,0	1 296,4	788,0	6,8	9,3	2 197	1 414
Publishing	813,7	896,7	114,1	221,6	14,0	24,7	1 011,5	993,8	11,3	22,4	1 854	1 710
Consumer packaging	951,3	899,5	130,0	179,3	13,7	19,9	880,6	829,2	15,0	22,2	3 089	2 588
Map Merchant Group	1 635,6	1 148,0	-3,6	20,4	-0,2	1,8	490,7	290,6	-0,8	7,4	2 855	1 830
Zanders	512,9		0,2		0,0		357,5		0,3		2 724	
Metsä Tissue	649,6	609,2	36,5	-11,9	5,6	-1,9	360,6	370,8	10,3	-3,1	3 000	3 206
Internal sales and other operations	85,0	392,3	-12,9	-31,0			320,3	615,3			2 417	3 586
GROUP TOTAL	6 923,3	5 897,8	389,2	604,0	5,6	10,2	6 104,1	4 870,0	7,0	13,5	22 237	17 351

M-REAL -GROUP

PRODUCTION 1000 tons	Quarters I-IV		Quarterly							
	2001	2000	IV 01	III 01	II 01	I 01	IV 00	III 00	II 00	I 00
Commercial printing	1521	1382	387	373	362	399	421	458	249	254
Home & Office	873	650	207	199	221	246	272	282	47	49
Publishing *)	930	1078	203	205	235	287	294	268	247	269
Zanders	357		85	91	88	93				
Paperboard	665	672	152	170	161	182	174	179	149	170
Fluting	228	244	60	57	54	57	60	67	53	64
Liner *)	132	152	36	35	31	30	37	41	33	41
CTMP	136	106	49	34	25	28	26	29	23	28
Tissue	408	402	97	108	98	105	93	102	99	108
Metsä-Botnia pulp *)	946	1078	234	258	209	245	263	290	239	285
M-real pulp	1074	603	264	251	261	298	297	306		

*) Equals to M-real's ownership in Metsä-Botnia and MD Papier.